March 9, 2004

The Board of Directors
Fairfax Financial Holdings Limited

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-107361) (the “Registration Statement”) of Fairfax Financial Holdings Limited (the “Company”) of our report dated February 5, 2004, relating to the consolidated financial statements which appear in the Company's Annual Report for the year ended December 31, 2003, which is filed on Form 6-K.

Yours truly,

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.